HellerEhrman


SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2003
WASH. D.C.
152
SECTION


03022534

ler Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

May 22, 2003

SEC FILE NO. 82-3765

VIA AIRMAIL

The Office of International
Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Jinhui Holdings Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Jinhui Holdings Company Limited (the "Company"), SEC File No. 82-3765, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's form of proxy for annual general meeting to be held on May 30, 2003;

H:\dlai\adr\Jinhui\25sec.doc

Sole Practitioner: Simon Luk
Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

2. The Company's circular regarding proposed share consolidation, general mandates to issue new shares and to repurchase shares and notice of annual general meeting, dated April 24, 2003;

3. The Company's announcement regarding final results for the year ended December 31, 2002, dated April 9, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on April 10, 2003;

4. The Company's 2002 Annual Report, dated April 9, 2003;

5. The Company's announcement regarding proposed share consolidation, dated April 9, 2003, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on April 10, 2003;

6. The Company's announcement regarding results for the quarter ended December 31, 2002 and preliminary results for year ended December 31, 2002 of Jinhui Shipping and Transportation Limited, dated February 27, 2003, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on February 28, 2003; and

7. The Company's announcement regarding results for the quarter and nine months ended September 30, 2002 of Jinhui Shipping and Transportation Limited, dated November 28, 2002, published (in the English language) in the China Daily and published (in the Chinese language) in the Hong Kong Economic Times, both on November 29, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Sole Practitioner: Simon Luk
Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com Tel: (852) 2526 6381 Fax: (852) 2810 6242

Heller Ehrman White & McAuliffe
Solicitors and
International Lawyers
海陆国际律师事务所

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

H:\dlai\adr\Jinhui\25sec.doc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Jinhui Holdings Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSED SHARE CONSOLIDATION, GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

The notice dated 9 April 2003 convening the annual general meeting of Jinhui Holdings Company Limited to be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 30 May 2003 at 9:30 a.m. is reproduced on pages 11 to 14 of this document for information only. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so desire.

24 April 2003

CONTENTS

EXPECTED TIMETABLE

	2003
Latest time for return of form of proxy in respect of the AGM	9:30 a.m. Wednesday, 28 May
AGM	9:30 a.m. Friday, 30 May
Effective time and date of Share Consolidation	9:30 a.m. Monday, 2 June
Dealings in Consolidated Shares commence	9:30 a.m. Monday, 2 June
Original counter for trading in Existing Shares in existing share certificates in board lots of 2,000 Existing Shares temporarily closes	9:30 a.m. Monday, 2 June
Temporary counter of trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. Monday, 2 June
First day of free exchange of existing share certificates for new share certificates for the Consolidated Shares	Monday, 2 June
Designated broker starts to stand in the market to provide matching service for sale and purchase of odd lots of Consolidated Shares	Monday, 2 June
Original counter for trading in Consolidated Shares in board lots of 2,000 Consolidated Shares (only new certificates for the Consolidated Shares can be traded at this counter) reopens	9:30 a.m. Tuesday, 17 June
Parallel trading commences	9:30 a.m. Tuesday, 17 June
Temporary counter of trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. Wednesday, 9 July
Parallel trading in Consolidated Shares (in the form of new share certificates for Consolidated Shares and existing share certificates) ends	4:00 p.m. Wednesday, 9 July
Designated broker ceases to stand in the market to provide matching service for sale and purchase of odd lots of Consolidated Shares	4:00 p.m. Wednesday, 9 July
Last day for free exchange of existing share certificates for new certificates for the Consolidated Shares	Monday, 14 July

In this document, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened at 9:30 a.m. on Friday, 30 May 2003 at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong
"Board"	the board of directors of the Company
"CCASS"	the Central Clearing and Settlement System, established and operated by HKSCC
"Code"	The Hong Kong Code on Takeovers and Mergers
"Company"	Jinhui Holdings Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Consolidated Share(s)"	the share(s) of the Company of HK$1.00 each upon the Share Consolidation becoming effective
"Directors"	the directors of the Company
"Existing Share(s)"	existing ordinary share(s) of HK$0.10 each in the capital of the Company
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	16 April 2003, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information for inclusion in this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice"	the notice convening the AGM
"Share(s)"	share(s) of the Company
"Share Consolidation"	the proposed share consolidation of every 10 issued and unissued Existing Shares of HK$0.10 each in the capital of the Company into 1 Consolidated Share
"Shareholder(s)"	holder(s) of the Existing Share(s) and Consolidated Share(s) upon the Share Consolidation becoming effective
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars


JINHUI


SEC MAIL
RECEIVED
PROCESSING
JUN 0 4 2003
WASH, D.C.
152
SECTION

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Ng Siu Fai *(Chairman and Managing Director)*
Ng Kam Wah Thomas
Ng Ki Hung Frankie
Ho Kin Lung
Ho Suk Lin
So Wing Hung Peter *
Cui Jian Hua **
Tsui Che Yin Frank **

* *Non-executive director*
** *Independent non-executive director*

Registered office:
26th Floor
Yardley Commercial Building
1-6 Connaught Road West
Hong Kong

24 April 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED SHARE CONSOLIDATION, GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

On 9 April 2003, the Company announced that the Board intends to put forward a proposal to approve the Share Consolidation and the Directors intend to seek approvals from the Shareholders for the granting of the general mandates to issue and repurchase the Consolidated Shares. The purpose of this letter is to (a) provide further details regarding such proposals; (b) give Shareholders notice of the AGM at which the necessary resolutions will be proposed to consider and, if thought fit, approve the Share Consolidation and the granting of the general mandates to issue and repurchase the Consolidated Shares.

SHARE CONSOLIDATION

The Directors propose to effect the Share Consolidation by consolidating every 10 issued and unissued Existing Shares of HK$0.10 each in the capital of the Company into 1 Consolidated Share of HK$1.00 each. As at the Latest Practicable Date, the existing authorised share capital of the Company is HK$100,000,000 divided into 1,000,000,000 Existing Shares of HK$0.10 each, of which 526,242,488 Existing Shares have been issued and fully paid. Immediately upon the Share Consolidation and assuming no further Existing Shares will be issued up to the Share Consolidation becoming unconditional, the authorised share capital of the Company will be HK$100,000,000 comprising of 100,000,000 Consolidated Shares of HK$1.00 each, of which 52,624,248 Consolidated Shares will be in issue and fully paid. As at the Latest Practicable Date, the Company has no share options, warrants or any other types of securities which are convertible into Existing Shares.

The board lot size will remain unchanged at 2,000 shares each upon the Share Consolidation becoming unconditional.

REASONS OF SHARE CONSOLIDATION

The Directors believe that the Share Consolidation is beneficial to the Company and its shareholders as a whole. It will increase the value of a board lot of the Company's shares resulting in a reduction of overall transaction costs for dealing in the Consolidated Shares. The Directors also believe that the Share Consolidation will attract more interests from investors and enhance the marketability of the Company's shares.

EFFECTS OF SHARE CONSOLIDATION

The Consolidated Shares will rank pari passu in all respects with each other and the Share Consolidation will not result in any change in the relative rights of the Shareholders. Fractional entitlements of the Consolidated Shares will be aggregated and sold for the benefit of the Company.

The Directors believe that the Share Consolidation will not have any adverse effect on the underlying assets, business operations, management or financial position of the Group.

CONDITIONS OF SHARE CONSOLIDATION

The Share Consolidation will be conditional upon, inter alia:

(i) the passing of an ordinary resolution by the Shareholders at the AGM to approve the Share Consolidation;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares; and

(iii) the approval of relevant regulatory authority, if required.

FREE EXCHANGE OF SHARE CERTIFICATES

Subject to the Share Consolidation becoming unconditional, Shareholders are requested to lodge the relevant share certificates with Standard Registrars Limited, the share registrar of the Company in Hong Kong at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for the exchange of new share certificates for the Consolidated Shares free of charge, during the business hours from Monday, 2 June 2003 to Monday, 14 July 2003 (both dates inclusive). Thereafter, existing share certificates will continue to be good evidence of legal title and may be lodged with Standard Registrars Limited in exchange for the Consolidated Shares at any time at a charge of HK$2.50 (or such higher amount as may from time to time allowed by the Stock Exchange) for each new share certificate issued for the Consolidated Shares or each existing share certificate submitted whichever number of share certificates is higher.

Unless otherwise instructed, new share certificates will be issued in board lot of 2,000 Consolidated Shares each and the new share certificates for Consolidated Shares will be green in colour to distinguish from the existing share certificates for the Existing Shares which are blue in colour.

LISTING AND DEALINGS

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares.

Arrangements will be made to enable the Consolidated Shares to be admitted to CCASS. Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Upon the Share Consolidation becoming effective, the arrangement proposed for dealings in the Consolidated Shares are expected to be as follows:

From 2 June 2003, the original counter for trading in the Existing Shares in board lots of 2,000 Existing Shares will be temporary closed. A temporary counter will be established for trading in the Consolidated Shares in board lots of 200 Consolidated Shares. Certificates for Existing Shares may only be traded at this temporary counter.

With effect from 17 June 2003, the original counter for trading in Existing Shares will be reopened for trading in the Consolidated Shares in board lots of 2,000 Consolidated Shares.

From 17 June 2003 to 9 July 2003, both days inclusive, there will be parallel trading at the above two counters.

The temporary counter for trading in the Consolidated Shares in board lots of 200 Consolidated Shares will be removed after the close of trading on 9 July 2003. Thereafter, trading will be in Consolidated Shares only and the existing share certificate for Existing Shares will cease to be marketable and will not be acceptable for dealing purpose. However, such share certificates will remain effective as documents of title.

FRACTIONAL ENTITLEMENTS AND ODD LOTS ARRANGEMENTS

The proposed Share Consolidation will not result in any change in the relative rights of the Shareholders, except that any fractions of the Consolidated Shares to which the Shareholders would otherwise be entitled upon the Share Consolidation becoming effective will be aggregated and sold for the benefit of the Company.

In order to alleviate the difficulties arising in trading of odd lots of Consolidated Shares as a result of the Share Consolidation, the Company has appointed UOB Kay Hian (Hong Kong) Limited to stand in the market to provide matching services for the sale and purchase of odd lots of Consolidated Shares on best effort basis during the period from Monday, 2 June 2003 to Wednesday, 9 July 2003 (both dates inclusive). Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of Consolidated Shares or to top up to board lots of 2,000 Consolidated Shares, may contact Ms. Kitty Y.C. Ho of UOB Kay Hian (Hong Kong) Limited at Room 1501, 15th Floor, AON China Building, 29 Queen's Road Central, Hong Kong, and at telephone number (852) 2840 9692 during the period from Monday, 2 June 2003 to Wednesday, 9 July 2003 (both dates inclusive). Shareholders should note that the match up of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

Shareholders are recommended to consult their stockbroker, other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers if they are in any doubt about the facility described above.

GENERAL MANDATES TO ISSUE AND REPURCHASE CONSOLIDATED SHARES

At the AGM, separate ordinary resolutions will be proposed to seek the approval of the Shareholders to grant to the Directors general mandates to:

(i) allot and issue, subject to the criteria set out in the Notice, Consolidated Shares up to a maximum of 20% of the aggregate nominal amount of the share capital of the Company in issue immediately following the Share Consolidation and to allot and issue further Consolidated Shares repurchased by the Company pursuant to the repurchase mandate referred to in (ii) below; and

(ii) repurchase, subject to the criteria set out in the Notice, Consolidated Shares up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue immediately following the Share Consolidation.

A statement explaining the proposed general mandate to repurchase Consolidated Shares is set out in the Explanatory Statement in this document in accordance with the Listing Rules in respect of a repurchase of securities by a company with its primary listing on the Stock Exchange.

AGM

The Notice convening the AGM to be held on Friday, 30 May 2003 at 9:30 a.m. at which the above proposals will be considered is reproduced on pages 11 to 14 of this document. At the AGM, resolutions numbered 4 to 7 will be proposed to the Share Consolidation, renew the general mandate for the repurchase of shares and the general mandate to allot, issue and deal with additional shares.

RECOMMENDATIONS

Having considered the reasons set out herein, the Directors consider that the Share Consolidation, the general mandates to repurchase shares and to issue new shares are in the best interests of the Company and Shareholders. Accordingly, the Board recommends that Shareholders should vote in favour of all the relevant resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Ng Siu Fai
Chairman and Managing Director

This appendix serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal to permit the granting of the general mandate given to the Directors to repurchase shares of the Company.

GENERAL MANDATE TO ISSUE NEW SHARES

At the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Consolidated Shares or new Existing Shares (as the case may be) up to 20% of the issued share capital and subject to the criteria in resolution 5 as set out in the Notice.

In addition, the general mandate will continue to be in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (d) of resolution 5 as set out in the Notice.

GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to purchase the Consolidated Shares or Existing Shares (as the case may be) subject to the criteria set out in this document. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules.

In addition, the general mandate will continue to be in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in paragraph (c) of resolution 6 as set out in the Notice.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Consolidated Shares or Existing Shares (as the case may be), they believe that the flexibility afforded by the mandate granted to them would be beneficial to the Company if resolution 6 as set out in the Notice (the "Repurchase Mandate") is passed.

Subject to the criteria set out in the Notice, it is proposed that the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 10% of the total nominal amount of the share capital of the Company in issue immediately following the Share Consolidation. Based on 526,242,488 Existing Shares in issue as at the Latest Practicable Date, exercise in full of the Repurchase Mandate could result in up to 5,262,424 Consolidated Shares or 52,624,248 Existing Shares (as the case may be) being repurchased by the Company in the course of the period prior to the next annual general meeting of the Company or such earlier date as referred to in paragraph (c) of resolution 6 as set out in the Notice.

REASONS FOR REPURCHASES

Repurchases will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share.

FUNDING OF REPURCHASES

Repurchases must be funded out of funds legally available for the purpose in accordance with the articles of association of the Company and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company permitted to be utilised in this connection, including profits otherwise available for distribution.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited financial statements as at 31 December 2002) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company or its subsidiaries.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company or its subsidiaries or have undertaken not to do so if the Repurchase Mandate is exercised.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase Shares in accordance with the Repurchase Mandate and the Listing Rules and the applicable laws of Hong Kong.

SHARES REPURCHASES MADE BY THE COMPANY

No repurchases of Shares (whether on the Stock Exchange or otherwise) have been made by the Company or its subsidiaries during the six months prior to the Latest Practicable Date.

CONSEQUENCES

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Code. As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

To the best of the knowledge and belief of the Company, Fairline Consultants Limited, the controlling shareholder of the Company, holds approximately 57.74% of the issued share capital of the Company as at the Latest Practicable Date. In the event that the Directors should exercise in full power of repurchase the shares which is proposed to be granted pursuant to general mandate on share repurchase, the shareholdings of Fairline Consultants Limited would be increased to approximately 64.16% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under the Code.

MARKET PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares recorded on the Stock Exchange were as follows:

Year	Month	Highest *HK$*	Lowest *HK$*
2002	April	0.250	0.196
	May	0.205	0.163
	June	0.166	0.150
	July	0.172	0.092
	August	0.129	0.110
	September	0.127	0.119
	October	0.130	0.117
	November	0.117	0.110
	December	0.121	0.110
2003	January	0.131	0.106
	February	0.138	0.122
	March	0.120	0.090


JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that the annual general meeting of Jinhui Holdings Company Limited (the "Company") will be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 30 May 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.

2. To re-elect Directors and fix their remuneration.

3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the Directors to fix their remuneration.

4. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the Consolidated Shares (as defined below); and (ii) the approval of the relevant regulatory authority, if required, becoming effective with effect from 9:30 a.m. on the date falling on the next business day (not being a Saturday) after the date on which this resolution is passed:

(a) every ten (10) issued and unissued shares of HK$0.10 each in the capital of the Company be and are hereby consolidated into one (1) share (the "Consolidated Share") of HK$1.00 in the capital of the Company (the "Share Consolidation"); and

(b) the directors of the Company be and are hereby authorised generally to do all acts and things appropriate to effect and implement the Share Consolidation."

5. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) and pursuant to section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) below); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company; or (iii) the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or any securities which are convertible into ordinary shares of the Company, shall upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph (a) above shall, upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall, upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

8. To transact such other business as may properly be transacted at an annual general meeting.

By Order of the Board
Ho Suk Lin
Company Secretary

Hong Kong, 9 April 2003

Notes:–

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong not less than 48 hours before the time appointed for holding the above meeting and any adjourned meeting.

3. The register of members of the Company will be closed from 28 May 2003 to 30 May 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for voting at the meeting, shareholders should ensure that they are registered as members of the Company on 27 May 2003.

4. A circular containing further details on resolutions 4 to 7 above will be sent to members together with the annual report.


SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2003
WASH. D.C. 152 SECTION


JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated In Hong Kong with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON 30 MAY 2003

Number of shares to which this Proxy relates *(Note 1)*	

I/We *(Note 2)* ______________________________

of *(Note 3)* ______________________________

shareholder(s) of JINHUI HOLDINGS COMPANY LIMITED (the "Company") hereby appoint *(Note 4)* the Chairman of the Annual General Meeting of the Company or ______________________________

______________________________ of ______________________________

______________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 30 May 2003 at 9:30 a.m. and at any adjournment thereof as hereunder indicated in respect of the Resolutions set out in the Notice of the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For *(Note 5)*	Against *(Note 5)*
1.	To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.		
2.	To re-elect Directors and fix their remuneration.		
3.	To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the Directors to fix their remuneration.		
4.	To consolidate shares.		
5.	To grant a general mandate to the Directors to allot shares.		
6.	To grant a general mandate to the Directors for the repurchase of shares.		
7.	To add the nominal amount of the shares repurchased under resolution 6 to the mandate granted to the Directors under resolution 5.		

Dated this ______________ day of ______________ 2003 Signature(s) *(Note 6)* ______________________________

NOTES:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) in BLOCK CAPITALS.
3. Please insert address(es) in BLOCK CAPITALS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Annual General Meeting of the Company or" and insert the name and address of the proxy desired in the spaces provided. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED.
5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote your proxy will be entitled to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.
7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or other authority, must be deposited at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting and any adjourned meeting.

此乃重要通函　請即處理

閣下如對本文件方面或所應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之金輝集團有限公司股份全部**售出或轉讓**，應立即將本文件及隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

股份合併建議、
發行新股份及
購回股份之一般授權
及
股東週年大會通告

金輝集團有限公司於二零零三年四月九日發佈通告，謹定於二零零三年五月三十日(星期五)上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東週年大會，大會通告之原文載於本文件第11頁至第14頁，以供參考。無論　閣下能否出席大會，　閣下須把隨附之代表委任表格按表格上印備之指示填妥及盡快交回，而無論如何，須不遲於大會或其任何續會(視乎情況而定)指定舉行時間48小時前交回。　閣下填交代表委任表格後，屆時仍可親自出席大會或任何續會及投票。

二零零三年四月二十四日

目 錄

頁次

預期時間表

二零零三年

交回股東週年大會代表委任表格最後時限	五月二十八日星期三上午九時三十分
股東週年大會	五月三十日星期五上午九時三十分
股份合併生效時間及日期	六月二日星期一上午九時三十分
開始買賣合併股份	六月二日星期一上午九時三十分
暫時關閉以每手2,000股為買賣單位買賣現有股份股票之原有櫃位	六月二日星期一上午九時三十分
開設以每手200股為買賣單位買賣合併股份(以現有股票形式)之臨時櫃位	六月二日星期一上午九時三十分
免費以現有股票更換為合併股份新股票之首日	六月二日星期一
指定經紀開始在市場上就買賣零碎合併股份提供對盤服務	六月二日星期一
重開以每手2,000股為買賣單位買賣合併股份之原有櫃位(僅合併股份新股票可於此櫃位買賣)	六月十七日星期二上午九時三十分
開始並行買賣	六月十七日星期二上午九時三十分
關閉以每手200股為買賣單位買賣合併股份(以現有股票形式)之臨時櫃位	七月九日星期三下午四時正
結束合併股份(以合併股份之新股票及現有股票形式)之並行買賣	七月九日星期三下午四時正
指定經紀終止在市場上就買賣零碎合併股份提供對盤服務	七月九日星期三下午四時正
免費以現有股票更換為合併股份新股票之最後限期	七月十四日星期一

釋　義

在本文件中，除文義另有所指外，下列詞語之涵義如下：

「股東週年大會」	指	本公司謹定於二零零三年五月三十日(星期五)上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行之股東週年大會
「董事會」	指	本公司之董事會
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「守則」	指	香港公司收購及合併守則
「本公司」	指	金輝集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「合併股份」	指	股份合併生效後本公司股本中每股面值1.00港元之股份
「董事」	指	本公司董事
「現有股份」	指	本公司股本中每股面值0.10港元之現有普通股
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「最後可行日期」	指	二零零三年四月十六日，即本文件付印前，確定本文件所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「通告」	指	股東週年大會通告
「股份」	指	本公司股份
「股份合併」	指	股份合併建議，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股合併股份
「股東」	指	現有股份持有人及股份合併生效後合併股份持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港幣值


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

董事：
吳少輝 *(主席兼董事總經理)*
吳錦華
吳其鴻
何健龍
何淑蓮
蘇永雄*
崔建華**
徐志賢**

註冊辦事處：
香港
干諾道西1-6號
億利商業大廈26樓

* *非執行董事*
** *獨立非執行董事*

敬啟者：

股份合併建議、
發行新股份及
購回股份之一般授權
及
股東週年大會通告

緒言

本公司於二零零三年四月九日公佈，董事會擬提呈批准股份合併之建議以及董事擬徵求股東批准授予發行及購回合併股份之一般授權。本函件旨在(a)提供有關該等建議之進一步詳情；(b)向股東發出股東週年大會通告，會上將提呈所需決議案以考慮並酌情批准股份合併及授予發行及購回合併股份之一般授權。

股份合併

董事建議進行股份合併，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股每股面值1.00港元之合併股份。於最後可行日期，本公司之現有法定股本為100,000,000港元，分為1,000,000,000股每股面值0.10港元之現有股份，其中526,242,488股現有股份為已發行及繳足股款。緊隨股份合併完成後並假設於股份合併在符合所有條件之情況時並無發行其他現有股份，本公司之法定股本將為100,000,000港元，分為100,000,000股每股面值1.00港元之合併股份，其中52,624,248股合併股份將為已發行及繳足股款。於最後可行日期，本公司並無購股權、認股權證或任何其他類別可轉換為現有股份之證券。

股份合併在符合所有條件之情況下，每手買賣單位股數將維持不變，仍為2,000股股份。

股份合併之理由

董事相信股份合併對本公司與股東整體有利，可增加本公司股份每手買賣單位之價值，從而減少買賣合併股份之總交易成本。董事亦相信股份合併能使投資者對股份產生更大興趣，並能提升本公司股份之市場流通量。

股份合併之影響

合併股份彼此間在各方面均享有同等權益，而股份合併亦不會導致股東之相對權利有任何改變。合併股份之零碎部份將滙集出售，利益撥歸本公司。

董事相信股份合併將不會對本集團之有關資產、業務運作、管理或財務狀況構成任何不利影響。

股份合併之條件

股份合併須待下列條件達成後，方可作實：

(i) 股東於股東週年大會通過普通決議案批准股份合併；

(ii) 聯交所上市委員會批准合併股份上市及買賣；及

(iii) 取得有關監管當局批准(如需要)。

免費更換股票

於股份合併在符合所有條件之情況下，股東須於二零零三年六月二日(星期一)至二零零三年七月十四日(星期一)期間(包括首尾兩日)之營業時間內，交回有關股票予本公司之香港股份過戶登記處標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，以免費更換合併股份新股票。此後，現有股票將繼續是法定所有權之有效憑證，並可於任何時間內交回現有股票予標準証券登記有限公司以更換合併股份之股票，惟須就所發行之每張合併股份新股票或交回之每張現有股票(以股票數目較高者為準)支付2.50港元(或聯交所不時准許之較高金額)。

除非另有指示，否則每張合併股份之新股票將以每手2,000股買賣單位印發，合併股份之新股票將為綠色，以便與現有股份之現有股票藍色區分。

上市及買賣

本公司已向聯交所上市委員會申請批准合併股份上市及買賣。

為確保合併股份獲納入中央結算系統，一切所需安排將予辦理。在合併股份獲准在聯交所上市及買賣之情況下，合併股份將獲香港結算接納為合資格證券，自合併股份開始在聯交所買賣當日或香港結算決定之其他日期起，可於中央結算系統作寄存、結算及交收。聯交所參與者間於任何交易日進行之交易須於其後第二個交易日在中央結算系統內進行交收。中央結算系統之一切活動均須依照不時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

待股份合併生效後，買賣合併股份之預期安排如下：

由二零零三年六月二日起，暫時關閉以每手2,000股為買賣單位買賣現有股份之原有櫃位；並開設以每手200股為買賣單位買賣合併股份之臨時櫃位；僅現有股份之股票可於此臨時櫃位買賣。

由二零零三年六月十七日起，重開買賣現有股份之原有櫃位，以進行每手2,000股為買賣單位買賣合併股份。

由二零零三年六月十七日至二零零三年七月九日期間(包括首尾兩日)，上述兩個櫃位將進行並行買賣。

以每手200股為買賣單位買賣合併股份之臨時櫃位將於二零零三年七月九日交易時間結束後關閉。此後，僅可買賣合併股份，而現有股份之現有股票將不再具有市場價值亦不獲接納作買賣用途，惟有關股票仍為有效之所有權憑證。

零碎股份買賣之安排

股份合併建議不會導致股東之相對權利有任何改變，惟股東於股份合併生效後原應享有之合併股份之零碎部份將滙集出售，利益撥歸本公司。

為減低股份合併所產生之買賣零碎合併股份之困難，本公司已委聘大華繼顯(香港)有限公司於二零零三年六月二日(星期一)至二零零三年七月九日(星期三)期間(包括首尾兩日)，在市場上盡力就買賣零碎合併股份提供對盤服務。股東如擬使用此項對盤服務出售零碎合併股份或補足至一手2,000股合併股份之完整買賣單位，請於二零零三年六月二日(星期一)至二零零三年七月九日(星期三)期間(包括首尾兩日)聯絡大華繼顯(香港)有限公司之何玉清女士，地址為香港皇后大道中29號怡安華人行15樓1501室，電話為(852) 2840 9692。股東謹請注意，零碎合併股份之買賣對盤並無保證。

股東如對上述服務有任何疑問，應諮詢彼等之股票經紀、其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

發行及購回合併股份之一般授權

於股東週年大會上，本公司將分別提呈普通決議案，以徵求股東批准授予董事一般授權，藉以：

(i) 在通告所列之基準規限下配發及發行最多不超過緊隨股份合併後之本公司已發行股本總面值20%之合併股份，以及進一步配發及發行本公司根據下文(ii)所述之購回授權所購回之其他合併股份；及

(ii) 在通告所列之基準規限下購回最多不超過緊隨股份合併後之本公司已發行股本總面值10%之合併股份。

根據上市規則中有關以聯交所為首要上市場所之公司購回證券之規定，本文件內說明函件一節載有說明書以闡釋購回合併股份之一般授權建議。

股東週年大會

本公司謹定於二零零三年五月三十日(星期五)上午九時三十分舉行股東週年大會，屆時將考慮上述建議，大會通告之原文載於本文件第11頁至第14頁。於股東週年大會上，第4項至第7項決議案將予提呈，以批准股份合併、重新授出購回股份之一般授權，以及配發、發行及處理額外股份之一般授權。

推薦建議

經考慮本函件所載之理由，董事相信股份合併、購回股份及發行新股之一般授權符合本公司及股東之最佳利益。因此，董事會建議各股東在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東 台照

承董事會命
主席兼董事總經理
吳少輝
謹啟

二零零三年四月二十四日

本附錄乃根據上市規則之規定向 閣下提供必需資料之說明函件，以供 閣下考慮批准授予董事購回本公司股份之一般授權。

發行新股之一般授權

有關授予董事之一般及無條件授權在載於通告內第5項決議案所列各項基準之規限下發行最多不超過本公司已發行股本20%之新合併股份或新現有股份（視情況而定）之普通決議案將於股東週年大會上提呈。

此外，一般授權將繼續有效，直至本公司下屆股東週年大會結束或連同載於通告內第5項決議案(d)段所述之任何較早日期止。

購回股份之一般授權

有關授予董事之一般及無條件授權在本文件所列各項基準規限下行使本公司一切權力購買合併股份或現有股份（視情況而定）之普通決議案將於股東週年大會上提呈。有關授權僅適用於在聯交所購回股份及根據上市規則循其他途徑購回股份，敬希股東垂注。

此外，一般授權將繼續有效，直至本公司下屆股東週年大會結束或連同載於通告內第6項決議案(c)段所述之任何較早日期止。

行使購回授權

雖然董事暫無意購回任何合併股份或現有股份（視情況而定），惟彼等認為通過通告所載第6項決議案給予彼等之授權（「購回授權」）將令彼等在行事上更為靈活，因此對本公司有利。

在通告所列各項基準之規限下，現建議根據購回授權可予購回之股份之最高限額將為本公司於緊隨股份合併後之已發行股本面值總額10%。按於最後可行日期已發行之現有股份526,242,488股計算，全面行使購回授權將導致本公司於舉行本公司下屆股東週年大會或通告內第6項決議案(c)段所述之較早日期之前購回最多達5,262,424股合併股份或52,624,248股現有股份（視情況而定）。

購回之理由

董事只在購回股份將對本公司及其股東有利之情況下始會購回股份。購回股份可(視乎當時市況及資金安排而定)提高本公司之淨值及其資產值及／或其每股盈利。

購回所需資金

購回股份所需資金必須根據本公司之公司組織章程細則及香港法例第32章公司條例自可合法作購回股份用途之資金中撥出。根據購回授權而購回股份所需資金將全部來自本公司可供運用之流動現金或營運資金。任何購回股份行動所需資金均來自獲准用於購回股份之本公司資金，包括可供分派之溢利。

全面行使購回授權可能會對本公司之營運資金或負債狀況構成重大不利影響(對比於二零零二年十二月三十一日發表之最近期經審核財務報告所披露之狀況而言)。然而，董事會無意因行使購回授權而致對本公司之營運資金需求或董事會認為本公司宜不時維持之負債水平構成重大不利影響。

權益之披露

各董事及其聯繫人士(就彼等在作出一切合理查詢後所知)目前均無意將任何股份售予本公司或其附屬公司(倘行使購回授權)。

目前並無任何關連人士(按上市規則之定義)通知本公司表示彼等有意將任何股份售予本公司或其附屬公司，亦無承諾不會將股份售予本公司(倘行使購回授權)。

董事之承諾

董事已向聯交所承諾，彼等將在適用情況下根據購回授權及上市規則及香港之適用法律行使本公司之權力購回股份。

本公司購回股份

於最後可行日期之前六個月內本公司或其附屬公司並無購回本公司之任何股份(不論是否在聯交所進行)。

後果

倘因購回股份而致某位股東所持本公司投票權之權益比率增加，則增加之權益將視作守則所規定之收購事項。因此，一名股東或一群一致行動之股東可取得或聯合取得本公司之控制權（視乎股東權益之增加水平），並須根據守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，本公司之控股股東Fairline Consultants Limited，持有本公司已發行股份約57.74%。倘董事依照決議案授予之購回股份一般授權，全面行使權力購回股份，則Fairline Consultants Limited 於本公司之持股量將增至約佔本公司已發行股份64.16%，而此項增加將不會引致根據守則所提出強制性收購之責任。

市價

以下為股份於最後可行日期之前十二個月每月在聯交所錄得之最高及最低成交價：

年份	月份	最高	最低
		港元	*港元*
二零零二年	四月	0.250	0.196
	五月	0.205	0.163
	六月	0.166	0.150
	七月	0.172	0.092
	八月	0.129	0.110
	九月	0.127	0.119
	十月	0.130	0.117
	十一月	0.117	0.110
	十二月	0.121	0.110
二零零三年	一月	0.131	0.106
	二月	0.138	0.122
	三月	0.120	0.090

股東週年大會通告



金輝集團有限公司

(於香港註冊成立之有限公司)

茲通告金輝集團有限公司(「本公司」)謹定於二零零三年五月三十日星期五上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東週年大會，議程如下：

1. 省覽截至二零零二年十二月三十一日止年度之財務報告及董事會與核數師之報告書。

2. 重選董事並釐定其酬金。

3. 續聘摩斯倫會計師事務所擔任來年度之核數師，並授權董事會釐定核數師之酬金。

4. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

待(i)香港聯合交易所有限公司上市委員會批准合併股份(定義見下文)上市及買賣；及(ii)取得有關監管當局批准(如需要)，則以下事項於本決議案獲通過後下一個工作天(不包括星期六)上午九時三十分起生效：

(a) 本公司股本中每十(10)股每股面值0.10港元之已發行及未發行股份合併成一(1)股(「合併股份」)本公司股本中每股面值1.00港元之股份(「股份合併」)；及

(b) 一般授權本公司董事作出及辦理一切適當行動及事宜以令股份合併生效及實行。」

5. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

(a) 在(c)段規限下及根據香港法例第32章公司條例第57B條，全面及無條件批准本公司董事(「董事」)於有關期間(定義見下文(d)段)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並作出或授予或須行使該項權力之建議、協議及購股權；

(b) 上文(a)段所述之批准授權董事於有關期間內作出或授予可能須於有關期間終結後行使上述權力之建議、協議及購股權；

(c) 若股份合併(定義見上文第4項決議案)符合所有條件及生效，董事根據上文(a)段所述之批准配發或有條件或無條件同意配發(不論是否依據購股權抑或其他方式配發者)之股本總面值不得超過股份合併翌日之本公司已發行股本總面值之20%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值之20%，惟根據(i)配售新股(定義見下文(d)段)、(ii)當時就向本公司及/或其任何附屬公司之行政人員及/或僱員發行股份或授予可購入本公司股份之權利而採納之任何購股權計劃或類似安排，或(iii)行使附於本公司發行之任何認股權證或可兑換為本公司普通股之任何證券之認購權或兑換權除外，故上文(a)段所述授予董事之批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 香港法例第32章公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日；及

「配售新股」指董事於其指定之期間內向於指定記錄日期名列股東名冊之股東按彼等當時之持股比例提呈發售股份之建議(惟董事有權就零碎權益或就任何香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

6. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(b)段規限下，全面及無條件批准本公司董事(「董事」)於有關期間(定義見下文(c)段)內行使本公司一切權力，以便根據一切適用法例及/或香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時加以修訂之規定在聯交所或本公司證券上市所在且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本身之股份；

(b) 若股份合併(定義見上文第4項決議案)符合所有條件及生效，本公司根據上文(a)段購回之本公司股本總面值不得超過股份合併翌日之本公司已發行股本總面值10%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上文(a)段所述授予董事之批准須受相應限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 香港法例第32章公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「**動議**：

在上文第6項決議案通過之條件下，本公司根據上文第6項決議案所述賦予董事會之授權所購回之本公司股本中股數之總面值，須加入董事根據上文第5項決議案配發或有條件或無條件同意配發之股本總面值，若股份合併（定義見上文第4項決議案）符合所有條件及生效，本公司購回之股本總面值不得超過股份合併翌日之本公司已發行股本總面值10%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

8. 處理其他可於股東週年大會上適當處理之事項。

承董事會命
公司秘書
何淑蓮

香港，二零零三年四月九日

附註：

1. 任何有權出席上述會議及於會上投票之股東均可委任一名或多名代表代其出席會議及代其投票，受委任代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（指如有而言）或經公證人證明之該等授權文件副本最遲須於上述會議及其任何續會之指定舉行時間48小時前送達本公司之註冊辦事處（地址為香港干諾道西1-6號億利商業大廈26樓），方為有效。

3. 本公司將由二零零三年五月二十八日至二零零三年五月三十日（首尾兩日包括在內）止期間暫停辦理股份過戶登記手續。為符合資格於會上投票，股東應確保於二零零三年五月二十七日登記為本公司股東。

4. 載有上述第4至第7項決議案進一步詳情之通函將連同年報寄予股東。



金輝集團有限公司

(於香港註冊成立之有限公司)

於二零零三年五月三十日舉行之股東週年大會適用之代表委任表格

本代表委任表格所代表之股份數目 *(註1)*	

本人／吾等 *(註2)* ______________________________

寓 *(註3)* ______________________________

為**金輝集團有限公司**(「本公司」)之股東，茲委任 *(註4)* 本公司股東週年大會主席或 ______________________________

____

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席訂於二零零三年五月三十日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行之本公司股東週年大會(「大會」)(及其任何續會)，按下列指示就大會通告所載之決議案投票，或如無任何指示，則由本人／吾等之代表自行酌情投票。

	決議案	贊成 *(註5)*	反對 *(註5)*
1.	省覽截至二零零二年十二月三十一日止年度之財務報告及董事會與核數師之報告書。		
2.	重選董事並釐定其酬金。		
3.	續聘摩斯倫會計師事務所擔任來年之核數師，並授權董事會釐定核數師之酬金。		
4.	股份合併。		
5.	授予董事會配發股份之一般授權。		
6.	授予董事會購回股份之一般授權。		
7.	在根據決議案5而授予董事會之權力之上加上根據決議案6而購回之股份之面值。		

日期：二零零三年 __________ 月 __________ 日　　　　簽署 *(註6)*： ______________________

附註：

1. 請將本代表委任表格所代表之 閣下名下股份數目填上。如未有填上股份數目，則本代表委任表格將被視為與閣下名下之全部本公司股本中股份有關。
2. 請用**正楷**填上全名。
3. 請用**正楷**填上地址。
4. 如獲委任大會主席以外之人士為代表，請將「本公司股東週年大會主席或」之字句刪去，並於空欄內填上所擬委派代表之姓名及地址。每位股東可委任一位或多位代表代其出席大會及投票。受委代表毋須為本公司股東。**於本代表委任表格內所作之任何修改均必須加以簽署。**
5. **注意： 閣下如擬投票贊成任何決議案，請在「贊成」欄內填上「✓」號； 閣下如擬投票反對任何決議案，請在「反對」欄內填上「✓」號。**如 閣下並未指示代表如何投票，則 閣下之代表有權自行酌情投票，並有權就召開該大會之通告所載以外惟於該大會上適當提呈之任何決議案酌情投票。
6. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，如股東為有限公司，則代表委任表格必須加蓋公司印鑑或由公司負責人、授權人或獲正式授權之其他人士簽署。
7. 如屬任何股份之聯名登記持有人，任何一位該等人士均可親身或委派代表於大會上投票，該出席投票人士將被視為全權代表；惟若超過一位聯名股東親身或委派代表出席大會，則只有於股東名冊內就有關股份而排名於首之有關聯名持有人方可投票。
8. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會及任何續會指定舉行時間48小時前送交本公司之註冊辦事處香港干諾道西1-6號億利商業大廈26樓，方為有效。


JINHUI


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
SECTION
152

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

2002 RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Jinhui Holdings Company Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with comparative figures for the corresponding year of 2001 as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	2	756,179	864,485
Other operating income		54,859	75,002
Voyage related expenses		(470,012)	(543,463)
Cost of trading goods sold		(180,815)	(226,270)
Staff costs		(34,235)	(39,453)
Other operating expenses		(61,890)	(70,342)
Other net (expenses) income	3	(85,173)	53,841
Depreciation and amortization		(68,203)	(56,627)
(Loss) Profit from operations		(89,290)	57,173
Provision for impairment loss of fixed assets	4	-	(56,597)
Share of results of associates		-	(133)
Interest income		6,113	18,147
Interest expenses		(22,250)	(24,454)
Loss before taxation		(105,427)	(5,864)
Taxation	5	(667)	(325)
Loss from ordinary activities after taxation		(106,094)	(6,189)
Minority interests		43,755	(12,267)
Net loss for the year		(62,339)	(18,456)
Basic loss per share	6	(HK11.85 cents)	(HK3.51 cents)

Notes:

1. **Accounting policies**

   The Group has changed certain of its accounting policies following the adoption of the new/revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1 January 2002. These SSAPs have not resulted in significant changes in the Group's accounting policies nor material effects on the financial statements. Detailed changes and the effects of adopting these new policies will be set out in the 2002 annual report.

2. **Segmental information**

   An analysis of the Group's turnover and (loss) profit from operations by principal activities is as follows:

	Turnover Year ended 31 December 2002 *HK$'000*	2001 *HK$'000*	(Loss) Profit from operations Year ended 31 December 2002 *HK$'000*	2001 *HK$'000*
Chartering freight and hire	543,641	613,256	(3,220)	9,804
Trading	209,098	248,087	5,152	10,333
Investments in China	3,440	3,142	4,854	(3,240)
Other operations	-	-	(96,076)	40,276
	756,179	864,485	(89,290)	57,173

   The Group's chartering business is carried out internationally and cannot be attributable to any particular geographical location. During the year, about 90% of the Group's turnover from trading operations was carried out in Hong Kong (2001: 25%) and the balance was mainly carried out in Mainland China. The Group's other operations, including property investments, foreign currency transactions and short-term investments, were mainly carried out in Hong Kong in both years.

3. **Other net (expenses) income**

   Other net expenses for the year included a provision for a claim receivable of HK$30,200,000 (2001: Nil).

4. **Provision for impairment loss of fixed assets**

   Provision for impairment loss of fixed assets for previous year 2001 included provision for impairment loss of motor vessels and properties respectively of HK$46,562,000 and HK$10,035,000.

   Provision for impairment loss of motor vessels and properties amounted to HK$4,975,000 and HK$7,686,000 respectively for the year was included in other operating expenses.

5. **Taxation**

	Year ended 31 December 2002 *HK$'000*	2001 *HK$'000*
The Company & its subsidiaries		
Hong Kong Profits Tax:		
Current year	670	230
(Over) Under-provision in respect of prior years	(3)	95
	667	325

   Hong Kong Profits Tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year. In the opinion of the directors, a substantial portion of the Group's income neither arose in nor derived from Hong Kong and therefore was not subject to Hong Kong Profits Tax. The Group is also not subject to taxation in any other jurisdictions in which the Group operates.

6. **Loss per share**

   The calculation of basic loss per share for the year is based on the net loss for the year of HK$62,339,000 (2001: HK$18,456,000) and the weighted average number of 526,242,488 (2001: 526,242,488) shares in issue during the year.

   Diluted loss per share is not shown as there is no potential ordinary share in issue during both years.

DIVIDENDS

The Board has resolved not to recommend the payment of any final dividend for the year (2001: Nil). As interim dividend has also not been declared in the year (2001: Nil), there will be no dividend distribution for the whole year of 2002 (2001: Nil).

BUSINESS REVIEW

The Group's consolidated turnover for the year was HK$756,179,000, representing a decrease of 13% as compared to that of last year. Net loss for the year amounted to HK$62,339,000 whereas a net loss of HK$18,456,000 was made for last year. The basic loss per share was HK11.85 cents for the year as compared with HK3.51 cents for last year.

The year 2002 was a difficult year for the Group in the overall bearish economic conditions. Though the freight rates picked up especially during the last quarter, the prolonged high operation costs greatly affected the shipping industry. During the year, the overall performance of the Group was also adversely affected by a provision for a claim receivable and exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and weakening of United States Dollars.

The start of the year was gloomy with freight rates staying low while the costs seemed inexorably to rise. During the year, the global economy still underwent slow recovery but the freight rates picked up due to strong demands. The Baltic Dry Index opened at 876, increased steadily to above 1,000 during mid of the year and then rose impressively since September 2002 to end the year at 1,738. The increase in freight rates has a positive impact on the Group's chartering activities but the operating costs such as fuel costs and maintenance expenses still remained high throughout the year. The chartering turnover was HK$543,641,000 for the year, representing a decrease of 11% as compared to that of last year. The Group's shipping business ran at a loss of HK$3,220,000 for the year whereas a profit of HK$9,804,000 was reported last year.

Meanwhile, the Group remains its strategy of expanding well-equipped vessels. During the year, three motor vessels namely "Jin Tai", "Jin Kang" and "Jin Ping" were delivered respectively in January, March and September 2002 as scheduled. The Group has also entered into agreements during the year to dispose two 1985 built motor vessels "Jin Yi" and "Jin Sheng", which were delivered to the buyers in mid November 2002 and mid January 2003 respectively.

Affected by the downturn of the economy, the turnover for the Group's trading, mainly of industrial chemical products, was HK$209,098,000 for 2002, representing a decrease of 16% as compared to that of last year. The Group's trading business recorded an operating profit of HK$5,152,000 for 2002 as compared to the operating profit of HK$10,333,000 for 2001.

The operating results of the Group's investments in China improved from a loss of HK$3,240,000 for 2001 to a profit of HK$4,854,000 for the year. It was partly attributable to a gain on termination of the investment in toll road located in Zhongshan, the People's Republic of China, upon receipt of an amount of approximately HK$15,600,000, that is, the original cost of the investment.

The Group's other operations recorded an operating loss of HK$96,076,000 for the year. It was partly attributable to a provision of HK$30,200,000 made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. Contrary to year 2002, the Group's other operations for 2001 recorded a profit of HK$40,276,000 mainly derived from the exchange gain as a result of the weakening of Japanese Yen. The Group has foreign currency exposures in Japanese Yen mainly derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings of motor vessels in recent years.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The deliveries of the three dry bulk vessels, namely "Jin Tai", "Jin Kang" and "Jin Ping", during the year were mainly funded by bank loans. As a result, the Group's bank borrowings increased to HK$790,310,000 as at 31 December 2002 (2001: HK$540,148,000), of which 13%, 8%, 24% and 55% are repayable respectively within one year, one to two years, two to five years and over five years. All borrowing facilities were committed on a floating rate basis and were denominated mainly in United States Dollars and Japanese Yen. The total of the Group's pledged deposits, bank balances and cash decreased to HK$116,444,000 as at 31 December 2002 (2001: HK$214,995,000). The gearing ratio, as calculated on the basis of total borrowings over shareholders' funds, increased to 177% as at 31 December 2002 (2001: 106%). Should market conditions require, the Group would consider appropriate foreign exchange and interest rate hedging products to mitigate the Group's exposure.

Pledge of assets

As at 31 December 2002, the Group's fixed assets of HK$1,154,813,000 (2001: HK$891,533,000), short-term investments of HK$21,399,000 (2001: HK$19,000,000), deposits of HK$30,470,000 (2001: HK$7,369,000) and shares of several ship owning companies were pledged together with the assignment of chartering income of these ship owning companies to secure credit facilities utilized by the Group.

Capital expenditures and commitments

Out of the Group's capital expenditures totalling HK$408,736,000 for the year (2001: HK$319,992,000), approximately HK$407,558,000 (2001: HK$314,179,000) was spent on the constructions of the Group's owned vessels.

As at 31 December 2002, the Group had no material capital expenditure commitment. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three dry bulk vessels at a total purchase price of approximately HK$494,910,000 and the total amount contracted but not provided for, net of deposits paid, was approximately HK$395,226,000.

Contingent liabilities

Except for certain guarantees amounting to HK$293,000 as at 31 December 2002 (2001: HK$486,000) granted by the Group to third parties in their ordinary course of businesses, the Group had no other contingent liabilities.

EMPLOYEES

As at 31 December 2002, the Group had approximately 140 full-time employees and 289 crew (2001: 130 full-time employees and 237 crew). The Group remunerated its employees in accordance with their performances, experiences and prevailing market practices and provided them with usual fringe benefits. The Group has not adopted any share option scheme during the year.

OUTLOOK

The middle east war and threats from terrorists have enormous influences on the economic activities; the fundamentals of the global economy do not look promising. Although the shipping market has enjoyed greatly improved rates over the past few months, the outlook for the near future is full of uncertainty and volatility. In particular, the rise in oil prices is a concern for the shipping industry as well as other industries. A regain of business confidence and an improvement in the health of the global economy would be the main driving forces in the long run. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the Company's Articles of Association.

DISCLOSURE OF INFORMATION ON THE EXCHANGE'S WEBSITE

The Company's 2002 annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be released on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 9 April 2003

香 港 經 濟 日 報　　2003年4月10日　星期四


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

二零零二年度業績公佈

金輝集團有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度之經審核綜合業績，連同二零零一年同期之比較數字如下：

綜合損益表
截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	756,179	864,485
其他經營收入		54,859	75,002
航海相關開支		(470,012)	(543,463)
商品銷售成本		(180,815)	(226,270)
員工成本		(34,235)	(39,453)
其他經營開支		(61,890)	(70,342)
其他(開支)收入淨額	3	(85,173)	53,841
折舊及攤銷		(68,203)	(56,627)
經營(虧損)溢利		(89,290)	57,173
固定資產減值虧損撥備	4	-	(56,597)
應佔聯營公司業績		-	(133)
利息收入		6,113	18,147
利息開支		(22,250)	(24,454)
除稅前虧損		(105,427)	(5,864)
稅項	5	(667)	(325)
日常業務之除稅後虧損		(106,094)	(6,189)
少數股東權益		43,755	(12,267)
本年度虧損淨額		(62,339)	(18,456)
每股基本虧損	6	(11.85港仙)	(3.51港仙)

附註：

1. **會計政策**

本集團根據香港會計師公會頒佈適用於二零零二年一月一日或以後開始生效之新增／經修訂會計實務準則，更改若干會計政策。該等會計實務準則並無導致本集團會計政策出現顯著改動，對財務報表亦無重大影響。相關之改動詳情及採納該等新政策所產生之影響將載列於二零零二年度年報內。

2. **分部資料**

本集團之營業額及經營(虧損)溢利按主要業務分析如下：

	營業額 截至十二月三十一日止年度		經營(虧損)溢利 截至十二月三十一日止年度	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
運費及船租	543,641	613,256	(3,220)	9,804
貿易	209,098	248,087	5,152	10,333
在中國之投資	3,440	3,142	4,854	(3,240)
其他業務	-	-	(96,076)	40,276
	756,179	864,485	(89,290)	57,173

本集團之航運業務遍佈全球，故不能歸納於任何特定之地域。年內，本集團貿易業務之營業額約90%(二零零一年：25%)源自香港，其餘則主要源自中國內地。於上述兩年內，本集團之其他業務包括物業投資、外匯交易及短期投資則主要位於香港。

3. **其他(開支)收入淨額**

年內之其他開支淨額包括30,200,000港元之應收索償撥備(二零零一年：無)。

4. **固定資產減值虧損撥備**

上年度二零零一年之固定資產減值虧損撥備包括機動船舶及物業之減值虧損撥備分別為46,562,000港元及10,035,000港元。

年內之固定資產減值虧損撥備包括機動船舶及物業之減值虧損撥備分別為4,975,000港元及7,686,000港元，並已包括在其他經營開支項目內。

5. **稅項**

	截至十二月三十一日止年度 二零零二年 千港元	二零零一年 千港元
本公司及其附屬公司		
香港利得稅：		
本年度	670	230
以往年度之(超額)不足撥備	(3)	95
	667	325

香港利得稅乃根據年內之估計應課稅溢利按16%(二零零一年：16%)之稅率提撥準備。董事認為，本集團大部份收入均非源自香港，故應毋須繳納香港利得稅。本集團在其他有經營業務之司法權區一概毋須繳納稅款。

6. **每股虧損**

年內之每股基本虧損乃根據本年度之虧損淨額62,339,000港元(二零零一年：18,456,000港元)及年內已發行股份之加權平均數526,242,488(二零零一年：526,242,488)股計算。

由於上述兩年內均無發行任何潛在普通股，故並無呈列每股攤薄虧損。

股息

董事會經決議就本年度不建議派發任何末期股息(二零零一年：無)。由於本年度亦無宣派任何中期股息(二零零一年：無)，故此整個二零零二年全年並無任何股息派發(二零零一年：無)。

業務回顧

本集團年內之綜合營業額為756,179,000港元，較去年下跌13%。年內之虧損淨額為62,339,000港元，而去年之虧損淨額則為18,456,000港元。年內之每股基本虧損為11.85港仙，比較去年則為3.51港仙。

因整體經濟環境疲弱，本集團在二零零二年面對不少挑戰。雖然運費已回升，尤以第四季之升幅最為顯著，惟長久以來高企之營運成本大大影響了航運業。年內，本集團整體表現亦因為應收索償撥備以及日圓在預期外大幅度回升及美元疲弱所導致之匯兌虧損而受到不利影響。

年初時經濟前景並不明朗，運費偏低而成本上升勢頭難阻。年內，全球經濟之復甦步伐依然緩慢，但運費則因為需求殷切而回升。波羅的海航運指數於年初為876點，其後穩步上揚，於年中升破1,000點，並由二零零二年九月起顯著上升，及至年終時達1,738點。運費上升對本集團之航運業務帶來正面影響，但燃料費及保養費等營運成本於年內仍然高企。年內航運業務之營業額為543,641,000港元，較去年下跌11%。本集團之航運業務於年內錄得虧損3,220,000港元，去年則為溢利9,804,000港元。

本集團同時亦繼續落實其擴充設備完善船隊之計劃。於年內，三艘機動船舶「Jin Tai」、「Jin Kang」及「Jin Ping」已分別於二零零二年一月、三月及九月如期交付。此外，本集團於年內訂約出售兩艘於一九八五年建成之機動船舶「Jin Yi」及「Jin Sheng」，並分別於二零零二年十一月中及二零零三年一月中交付予買方。

本集團因經濟衰退所影響，以化工產品為主之貿易業務營業額於二零零二年為209,098,000港元，較去年下跌16%。本集團之貿易業務於二零零二年錄得經營溢利5,152,000港元，比較二零零一年之經營溢利則為10,333,000港元。

本集團在中國之投資的經營業績由二零零一年錄得虧損3,240,000港元改善為於年內錄得溢利4,854,000港元。其部份原因為終止於中華人民共和國中山市之收費公路投資項目，收回相等於原來投資成本約15,600,000港元之款項。

於年內，本集團之其他業務錄得經營虧損96,076,000港元，其部份原因為香港高等法院於二零零二年五月八日頒令中國有色金屬(香港)集團有限公司(「有色金屬集團」)清盤，本集團就有色金屬集團所欠之應收索償30,200,000港元作出撥備。年內，本集團亦受到日圓在預期外大幅度回升及美元疲弱所影響，錄得已變現及未變現匯兌虧損。與二零零二年情況正好相反，本集團之其他業務於二零零一年錄得溢利40,276,000港元，主要來自日圓疲弱而衍生之匯兌收益。本集團之日圓外幣風險主要來自為支付近年所交付之新造機動船舶而借取之日圓款項。

財務回顧

流動資金、財務資源及資本架構

年內交付三艘散裝乾貨船「Jin Tai」、「Jin Kang」及「Jin Ping」所需之資金主要以銀行貸款支付。因此，本集團於二零零二年十二月三十一日之銀行借貸增加至790,310,000港元(二零零一年：540,148,000港元)，其中13%、8%、24%及55%分別須於一年內、一年至兩年內、兩年至五年內及五年後償還。所有借貸均按浮動利率計算利息，並主要以美元及日圓結算。於二零零二年十二月三十一日，本集團之已抵押存款、銀行結存及現金總額減至116,444,000港元(二零零一年：214,995,000港元)。於二零零二年十二月三十一日，本集團之資本負債比率(以總借貸除以股東權益計算)增至177%(二零零一年：106%)。本集團會配合市況於有需要時考慮採用恰當之外匯及息率對沖工具，減低本集團之外幣匯兌風險。

資產抵押

於二零零二年十二月三十一日，本集團之固定資產1,154,813,000港元(二零零一年：891,533,000港元)、短期投資21,399,000港元(二零零一年：19,000,000港元)、存款30,470,000港元(二零零一年：7,369,000港元)及若干擁有船舶公司之股份均已抵押並轉讓該等公司之租船合約收入，以作為本集團所動用信貸之擔保。

資本支出及承擔

本集團於年內之資本支出總額為408,736,000港元(二零零一年：319,992,000港元)，其中約407,558,000港元(二零零一年：314,179,000港元)用於建造本集團之自置船舶。

於二零零二年十二月三十一日，本集團並無作出重大資本支出承擔。於二零零一年十二月三十一日，本集團就三艘新造散裝乾貨船舶作出資本支出承擔，該等船舶之總購買價約為494,910,000港元，而已訂立合約但未撥備之總金額(扣除已付訂金)則約為395,226,000港元。

或然負債

於二零零二年十二月三十一日，除本集團於日常業務中向第三者提供為數293,000港元(二零零一年：486,000港元)之若干擔保外，本集團並無任何其他或然負債。

僱員

於二零零二年十二月三十一日，本集團約有140名全[illegible]及289名船員(二零零一年：130名全職僱員及237名船員)。[illegible]會因應僱員之表現、經驗以及當時業內慣例釐定僱員薪酬[illegible]提供一般之額外福利。本集團在年內並無採納任何優先購股權計劃。

展望

中東戰事與恐怖份子的威脅對經濟活動有重大影響；全球經濟之基本因素並不樂觀。雖然近月來運費之改善有利於航運市場，但短期內前景仍然充滿不明朗及不穩定因素，其中以石油價格之攀升最為航運業及其他工業所關注。商界重拾信心及全球經濟情況得以改善，將會是長遠發展之主要動力。本集團在集中發展核心航運業務之同時，亦會繼續提升效率，削減營運成本，並時刻留意市況變動，制定合宜之業務及投資策略。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於年內概無購買、出售或贖回任何本公司之上市證券。

最佳應用守則

除本公司之非執行董事並無指定任期而按本公司之公司組織章程細則於本公司之股東週年大會上輪值告退及膺選連任外，本公司於整個年度均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之最佳應用守則。

於聯交所網頁內披露資料

本公司二零零二年度之年報載有上市規則附錄16第45(1)至45(3)段規定之所有資料，將於適當時候刊登於香港聯合交易所有限公司網頁內。

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年四月九日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


JINHUI


JUN 0 4 2003
152
SECTION

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSED SHARE CONSOLIDATION

The Directors propose to effect the Share Consolidation by consolidating every 10 issued and unissued Existing Shares of HK$0.10 each in the capital of the Company into 1 Consolidated Share of HK$1.00 each. The board lot size will remain unchanged at 2,000 shares upon the Share Consolidation becoming unconditional.

The AGM will be convened to approve resolutions including an ordinary resolution regarding the proposed Share Consolidation. A circular containing further information on the proposed Share Consolidation together with a notice convening the AGM will be dispatched to the Shareholders on or before 24 April 2003.

Exchange of new share certificates will be free of charge during the period from Monday, 2 June 2003 to Monday, 14 July 2003 (both dates inclusive).

SHARE CONSOLIDATION

The Directors propose to effect the Share Consolidation by consolidating every 10 issued and unissued Existing Shares of HK$0.10 each in the capital of Company into 1 Consolidated Share of HK$1.00 each.

As at the date of this announcement, the existing authorised share capital of the Company is HK$100,000,000 divided into 1,000,000,000 Existing Shares of HK$0.10 each, of which 526,242,488 Existing Shares have been issued and fully paid. Immediately upon the Share Consolidation and assuming no further Existing Shares will be issued up to the Share Consolidation becoming unconditional, the authorised share capital of the Company will be HK$100,000,000 comprising of 100,000,000 Consolidated Shares of HK$1.00 each, of which 52,624,248 Consolidated Shares will be in issue and fully paid. As at the date of this announcement, the Company has no share options, warrants or any other types of securities which are convertible into Existing Shares.

The board lot size will remain unchanged at 2,000 shares each upon the Share Consolidation becoming unconditional.

REASONS OF SHARE CONSOLIDATION

The Directors believe that the Share Consolidation is beneficial to the Company and its shareholders as a whole. It will increase the value of a board lot of the Company's shares resulting in a reduction of overall transaction costs for dealing in the Consolidated Shares. The Directors also believe that the Share Consolidation will attract more interests from investors and enhance the marketability of the Company's shares.

EFFECTS OF SHARE CONSOLIDATION

The Consolidated Shares will rank pari passu in all respects with each other and the Share Consolidation will not result in any change in the relative rights of the Shareholders. Fractional entitlements of the Consolidated Shares will be aggregated and sold for the benefit of the Company.

The Directors believe that the Share Consolidation will not have any adverse effect on the underlying assets, business operations, management or financial position of the Group.

CONDITIONS OF SHARE CONSOLIDATION

The Share Consolidation will be conditional upon, inter alia:

(i) the passing of an ordinary resolution by the Shareholders at the AGM to approve the Share Consolidation;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares; and

(iii) the approval of relevant regulatory authority, if required.

EXPECTED TIMETABLE

	2003
AGM circular to be dispatched on or before	Thursday, 24 April
Latest time for return of form of proxy in respect of the AGM	9:30 a.m. Wednesday, 28 May
AGM	9:30 a.m. Friday, 30 May
Effective time and date of Share Consolidation	9:30 a.m. Monday, 2 June
Dealings in Consolidated Shares commence	9:30 a.m. Monday, 2 June
Original counter for trading in Existing Shares in existing share certificates in board lots of 2,000 Existing Shares temporarily closes	9:30 a.m. Monday, 2 June
Temporary counter of trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. Monday, 2 June
First day of free exchange of existing share certificates for new share certificates for the Consolidated Shares	Monday, 2 June
Designated broker starts to stand in the market to provide matching service for sale and purchase of odd lots of Consolidated Shares	Monday, 2 June
Original counter for trading in Consolidated Shares in board lots of 2,000 Consolidated Shares (only new certificates for the Consolidated Shares can be traded at this counter) reopens	9:30 a.m. Tuesday, 17 June
Parallel trading commences	9:30 a.m. Tuesday, 17 June
Temporary counter of trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. Wednesday, 9 July
Parallel trading in Consolidated Shares (in the form of new share certificates for Consolidated Shares and existing share certificates) ends	4:00 p.m. Wednesday, 9 July
Designated broker ceases to stand in the market to provide matching service for sale and purchase of odd lots of Consolidated Shares	4:00 p.m. Wednesday, 9 July
Last day for free exchange of existing share certificates for new certificates for the Consolidated Shares	Monday, 14 July

FREE EXCHANGE OF SHARE CERTIFICATES

Subject to the fulfillment of the conditions listed above, Shareholders are requested to lodge the relevant share certificates for the exchange of new share certificates for the Consolidated Shares free of charge. Exchange of new share certificates will be free of charge during the period from Monday, 2 June 2003 to Monday, 14 July 2003 (both dates inclusive). Thereafter, share certificates will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time allowed by the Stock Exchange) for each new share certificate to be issued or each old certificate submitted, whichever number of share certificates is higher. Details of such exchange arrangements will be set out in a circular to be dispatched to the Shareholders.

LISTING AND DEALINGS

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares.

The proposed Share Consolidation will not result in any change in the relative rights of the Shareholders, except that any fractions of the Consolidated Shares to which the Shareholders would otherwise be entitled upon the Share Consolidation becoming effective will be aggregated and sold for the benefit of the Company.

ARRANGEMENT ON ODD LOT TRADING

In order to alleviate the difficulties arising in trading of odd lots of Consolidated Shares as a result of the Share Consolidation, the Company has appointed UOB Kay Hian (Hong Kong) Limited to stand in the market to provide matching services for the sale and purchase of odd lots of Consolidated Shares on best effort basis during the period from Monday, 2 June 2003 to Wednesday, 9 July 2003 (both dates inclusive). Shareholders who wish to take advantage of this matching facility either to dispose of their odd lots of Consolidated Shares or to top up to board lots of 2,000 Consolidated Shares, may contact Ms. Kitty Y.C. Ho of UOB Kay Hian (Hong Kong) Limited at Room 1501, 15th Floor, AON China Building, 29 Queen's Road Central, Hong Kong, and at telephone number (852) 2840 9692 during the period from Monday, 2 June 2003 to Wednesday, 9 July 2003 (both dates inclusive). Shareholders should note that the match up of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed.

GENERAL

The AGM will be convened to approve, amongst other things, an ordinary resolution regarding the proposed Share Consolidation. A circular containing further information on the proposed Share Consolidation together with a notice convening the AGM will be dispatched to the Shareholders on or before Thursday, 24 April 2003.

TERMS USED IN THE ANNOUNCEMENT

"AGM"	the annual general meeting of the Company to be convened at 9:30 a.m. on Friday, 30 May 2003 to consider and if thought fit approve, amongst other things, the Share Consolidation
"Company"	Jinhui Holdings Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Consolidated Share(s)"	the share(s) of the Company of HK$1.00 each upon the Share Consolidation becoming effective
"Directors"	the directors of the Company
"Existing Share(s)"	existing ordinary share(s) of HK$0.10 each in the capital of the Company
"Group"	the Company and its subsidiaries
"Share Consolidation"	the proposed share consolidation of every 10 issued and unissued Existing Shares of HK$0.10 each in the capital of the Company into 1 Consolidated Share
"Shareholder(s)"	holder(s) of the Existing Share(s) and Consolidated Share(s) upon the Share Consolidation becoming effective
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 9 April 2003

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Jinhui Holdings Company Limited (the "Company") will be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 30 May 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002.
2. To re-elect Directors and fix their remuneration.
3. To re-appoint Messrs. Moores Rowland as Auditors for the ensuing year and authorise the Directors to fix their remuneration.
4. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

conditional upon (i) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the Consolidated Shares (as defined below); and (ii) the approval of the relevant regulatory authority, if required, becoming effective with effect from 9:30 a.m. on the date falling on the next business day (not being a Saturday) after the date on which this resolution is passed:

(a) every ten (10) issued and unissued shares of HK$0.10 each in the capital of the Company be and are hereby consolidated into one (1) share (the "Consolidated Share") of HK$1.00 in the capital of the Company (the "Share Consolidation"); and

(b) the Directors of the Company be and are hereby authorised generally to do all acts and things appropriate to effect and implement the Share Consolidation."

5. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) and pursuant to section 57B of the Companies Ordinance, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) below); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company; or (iii) the exercise of the subscription or conversion rights attaching to any warrants issued by the Company or any securities which are convertible into ordinary shares of the Company, shall upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph (a) above shall, upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution and the said approval to the Directors in paragraph (a) above shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. To consider and, if thought fit, to pass, with or without amendments, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall, upon the Share Consolidation (as defined in Resolution No. 4 above) becoming unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date immediately following the Share Consolidation or, if the Share Consolidation does not become unconditional and effective, not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

8. To transact such other business as may properly be transacted at an Annual General Meeting.

By Order of the Board
Ho Suk Lin
Company Secretary

Hong Kong, 9 April 2003

Notes:

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 26th Floor, Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong not less than 48 hours before the time appointed for holding the above meeting and any adjourned meeting.
3. The register of members of the Company will be closed from 28 May 2003 to 30 May 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for voting at the meeting, shareholders should ensure that they are registered as members of the Company on 27 May 2003.
4. A circular containing further details on resolutions 4 to 7 above will be sent to members together with the annual report.

香港經濟日報

2003年4月10日 星期四


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

股份合併建議

董事建議進行股份合併，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股每股面值1.00港元之合併股份。股份合併在符合所有條件之情況下，每手買賣單位股數將維持不變，仍為2,000股股份。

本公司將召開股東週年大會以批准多項決議案，包括關於股份合併建議之普通決議案。載有股份合併建議進一步資料之通函連同股東週年大會通告，將於二零零三年四月二十四日或之前寄發予股東。

股東可於二零零三年六月二日(星期一)至二零零三年七月十四日(星期一)期間(包括首尾兩日)免費更換新股票。

股份合併

董事建議進行股份合併，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股每股面值1.00港元之合併股份。

於本公佈日期，本公司之現有法定股本為100,000,000港元，分為1,000,000,000股每股面值0.10港元之現有股份，其中526,242,488股現有股份為已發行及繳足股款。緊隨股份合併完成後並假設直至股份合併在符合所有條件之情況時並無發行其他現有股份，本公司之法定股本將為100,000,000港元，分為100,000,000股每股面值1.00港元之合併股份，其中52,624,248股合併股份將為已發行及繳足股款。於本公佈日期，本公司並無購股權、認股權證或任何其他類別可轉換為現有股份之證券。

股份合併在符合所有條件之情況下，每手買賣單位股數將維持不變，仍為2,000股股份。

股份合併之理由

董事相信股份合併對本公司與股東整體有利，可增加本公司股份每手買賣單位之價值，從而減少買賣合併股份之總交易成本。董事亦相信股份合併能使投資者對股份產生更大興趣，並能提升本公司股份之市場流通量。

股份合併之影響

合併股份彼此間在各方面均享有同等權益，而股份合併亦不會導致股東之相對權利有任何改變。合併股份之零碎部份將滙集出售，利益撥歸本公司。

董事相信股份合併將不會對本集團之有關資產、業務運作、管理或財務狀況構成任何不利影響。

股份合併之條件

股份合併須待下列條件達成後，方可作實：

(i) 股東於股東週年大會上通過普通決議案批准股份合併；

(ii) 聯交所上市委員會批准合併股份上市及買賣；及

(iii) 取得有關監管當局批准(如需要)。

預期時間表

	二零零三年
寄發股東週年大會通函	四月二十四日星期四或之前
交回股東週年大會代表委任表格最後時限	五月二十八日星期三上午九時三十分
股東週年大會	五月三十日星期五上午九時三十分
股份合併生效時間及日期	六月二日星期一上午九時三十分
開始買賣合併股份	六月二日星期一上午九時三十分
暫時關閉以每手2,000股為買賣單位買賣現有股份股票之原有櫃位	六月二日星期一上午九時三十分
開設以每手200股為買賣單位買賣合併股份(以現有股票形式)之臨時櫃位	六月二日星期一上午九時三十分
免費以現有股票更換為合併股份新股票之首日	六月二日星期一
指定經紀開始在市場上就買賣零碎合併股份提供對盤服務	六月二日星期一
重開以每手2,000股為買賣單位買賣合併股份之原有櫃位(僅合併股份新股票可於此櫃位買賣)	六月十七日星期二上午九時三十分
開始並行買賣	六月十七日星期二上午九時三十分
關閉以每手200股為買賣單位買賣合併股份	
結束合併股份(以合併股份之新股票及現有股票形式)之並行買賣	七月九日星期三下午四時正
指定經紀終止在市場上就買賣零碎合併股份提供對盤服務	七月九日星期三下午四時正
免費以現有股票更換為合併股份新股票之最後限期	七月十四日星期一

免費更換股票

待上列條件達成後，股東須交回有關股票以免費更換合併股份新股票。股東可於二零零三年六月二日(星期一)至二零零三年七月十四日(星期一)期間(包括首尾兩日)免費更換新股票。此後，股東須就所發行之每張新股票或交回之每張舊股票(以股票數目較高者為準)支付2.50港元(或聯交所不時准許之較高金額)，方可接納更換股票。更換安排之詳情將載於寄發予股東之通函內。

上市及買賣

本公司將向聯交所上市委員會申請批准合併股份上市及買賣。

股份合併建議不會導致股東之相對權利有任何改變，惟股東於股份合併生效後原應享有之合併股份之零碎部份將滙集出售，利益撥歸本公司。

零碎股份買賣之安排

為減低股份合併所產生之買賣零碎合併股份之困難，本公司已委聘大華繼顯(香港)有限公司於二零零三年六月二日(星期一)至二零零三年七月九日(星期三)期間(包括首尾兩日)，在市場上盡力就買賣零碎合併股份提供對盤服務。股東如擬使用此項對盤服務出售零碎合併股份或補足至一手2,000股合併股份之完整買賣單位，請於二零零三年六月二日(星期一)至二零零三年七月九日(星期三)期間(包括首尾兩日)聯絡大華繼顯(香港)有限公司之何玉清女士，地址為香港皇后大道中29號怡安華人行15樓1501室，電話為(852) 2840 9692。股東謹請注意，零碎合併股份之買賣對盤並無保證。

一般事項

本公司將召開股東週年大會以批准多項決議案，包括關於股份合併建議之普通決議案。載有股份合併建議進一步資料之通函連同股東週年大會通告將於二零零三年四月二十四日或之前寄發予股東。

本公佈所用詞彙

「股東週年大會」	指	本公司就考慮及酌情批准多項決議案(包括股份合併)而於二零零三年五月三十日(星期五)上午九時三十分召開之股東週年大會
「本公司」	指	金輝集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「合併股份」	指	股份合併生效後本公司股本中每股面值1.00港元之股份
「董事」	指	本公司董事
「現有股份」	指	本公司股本中每股面值0.10港元之現有普通股
「本集團」	指	本公司及其附屬公司
「股份合併」	指	股份合併建議，將本公司股本中每10股每股面值0.10港元之已發行及未發行現有股份合併為1股合併股份
「股東」	指	現有股份持有人及股份合併生效後合併股份持有人
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港幣值

承董事會命

主席兼董事總經理

吳少輝

指定經紀開始在市場上就買賣零碎合併股份提供對盤服務 …… 六月二日星期一

重開以每手2,000股為買賣單位買賣合併股份之原有櫃位(僅合併股份新股票可於此櫃位買賣) …… 六月十七日星期二上午九時三十分

開始並行買賣 …… 六月十七日星期二上午九時三十分

關閉以每手200股為買賣單位買賣合併股份(以現有股票形式)之臨時櫃位 …… 七月九日星期三下午四時正

有股份合併為1股合併股份

「股東」 指 現有股份持有人及股份合併生效後合併股份持有人

「聯交所」 指 香港聯合交易所有限公司

「港元」 指 香港幣值

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年四月九日

金輝集團有限公司

(於香港註冊成立之有限公司)

股東週年大會通告

茲通告金輝集團有限公司(「本公司」)謹定於二零零三年五月三十日星期五上午九時三十分假座香港金鐘道88號太古廣場港麗酒店七樓金利廳舉行股東週年大會，議程如下：

1. 省覽截至二零零二年十二月三十一日止年度之財務報告及董事會與核數師之報告書。

2. 重選董事並釐定其酬金。

3. 續聘摩斯倫會計師事務所擔任來年度之核數師，並授權董事會釐定核數師之酬金。

4. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

待(i)香港聯合交易所有限公司上市委員會批准合併股份(定義見下文)上市及買賣；及(ii)取得有關監管當局批准(如需要)，則以下事項於本決議案獲通過後下一個工作天(不包括星期六)上午九時三十分起生效：

(a) 本公司股本中每十(10)股每股面值0.10港元之已發行及未發行股份合併成一(1)股(「合併股份」)本公司股本中每股面值1.00港元之股份(「股份合併」)；及

(b) 一般授權本公司董事作出及辦理一切適當行動及事宜以令股份合併生效及實行。」

5. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

(a) 在(c)段規限下及根據公司條例第57B條，全面及無條件批准本公司董事會(「董事會」)於有關期間(定義見下文(d)段)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並作出或授予或須行使該項權力之建議、協議及購股權；

(b) 上文(a)段所述之批准授權董事會於有關期間內作出或授予可能須於有關期間終結後行使上述權力之建議、協議及購股權；

(c) 若股份合併(定義見上文第4項決議案)符合所有條件及生效，董事會根據上文(a)段所述之批准配發或有條件或無條件同意配發(不論是否依據購股權抑或其他方式配發者)之股本總面值不得超過股份合併翌日之本公司已發行股本總面值之20%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值之20%，惟根據(i)配售新股(定義見下文(d)段)、(ii)當時就向本公司及／或其任何附屬公司之行政人員及／或僱員發行股份或授予可購入本公司股份之權利而採納之任何購股權計劃或類似安排，或(iii)行使附於本公司發行之任何認股權證或可兌換為本公司普通股之任何證券之認購權或兌換權除外，故上文(a)段所述授予董事會之批准須受相應限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日；及

「配售新股」指董事會於其指定之期間內向於指定記錄日期名列股東名冊之股東按彼等當時之持股比例提呈發售股份之建議(惟董事會有權就零碎權益或就任何香港以外地區之法例或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而認為必須或權宜取消若干股東在此方面之權利或作出其他安

6. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

(a) 在下文(b)段規限下，全面及無條件批准董事會於有關期間(定義見下文(c)段)內行使本公司一切權力，以便根據一切適用法例及／或香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時加以修訂之規定在聯交所或本公司證券上市所在且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本身之股份；

(b) 若股份合併(定義見上文第4項決議案)符合所有條件及生效，本公司根據上文(a)段購回之本公司股本總面值不得超過股份合併翌日之本公司已發行股本總面值10%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上文(a)段所述授予董事會之批准須受相應限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列日期止之期間(以最早者為準)：

(i) 本公司下屆股東週年大會結束時；

(ii) 公司條例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 考慮並酌情，不論有否修訂之情況下，通過下列議案為普通決議案：

普通決議案

「動議：

在上文第6項決議案通過之條件下，本公司根據上文第6項決議案所述賦予董事會之授權所購回之本公司股本中股數之總面值，須加入董事會根據上文第5項決議案配發或有條件或無條件同意配發之股本總面值，若股份合併(定義見上文第4項決議案)符合所有條件及生效，本公司購回之股本總面值不得超過股份合併翌日之本公司已發行股本總面值10%；或若股份合併未能符合所有條件及生效，則該股本總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

8. 處理其他可於股東週年大會上適當處理之事項。

承董事會命
公司秘書
何淑蓮

香港，二零零三年四月九日

附註：

1. 任何有權出席上述會議及於會上投票之股東均可委任一名或多名代表代其出席會議及代其投票，受委任代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或經公證人證明之該等授權文件副本最遲須於上述會議及其任何續會之指定舉行時間48小時前送達本公司之註冊辦事處(地址為香港干諾道西1-6號億利商業大廈26樓)，方為有效。

3. 本公司將由二零零三年五月二十八日至二零零三年五月三十日(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。為符合資格於會上投票，股東應確保於二零零三年五月二十七日登記為本公司股東。

4. 載有上述第4至第7項決議案進一步詳情之通函將連同年報寄予股

CHINA DAILY HONG KONG EDITION FRIDAY, FEBRUARY 28, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
DC 152
SECTION



JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS FOR QUARTER ENDED 31 DECEMBER 2002 AND PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2002 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below) on 27 February 2003, an approximately 50.9% owned subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"UNAUDITED RESULTS

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 31 December 2002 amounted to US$19,654,000, representing an increase of 21% as compared with last corresponding period. The Group's overall net loss for the three months ended 31 December 2002 amounted to US$3,914,000 whereas a net loss of US$4,291,000 was reported in last corresponding period.

The loss during the quarter was partly due to the loss as a result of the agreements made by the Group to dispose two 1985 built motor vessels "Jin Yi" and "Jin Sheng" for a total consideration of US$10,965,000. Motor vessels "Jin Yi" and "Jin Sheng" were delivered to the buyers respectively in mid November 2002 and mid January 2003 as scheduled.

The increase in freight rates since September 2002 has a positive impact on the Group's chartering activities but the rise in operating costs such as fuel costs and maintenance expenses during the year greatly affected the shipping industry. The Group's shipping operations managed to operate at a modest profit of US$373,000 for year ended 31 December 2002 whereas an operating profit of US$1,973,000 was reported last year.

The overall results for year 2002 ran at a net loss of US$11,577,000 whereas a net profit of US$3,325,000 was reported last year. A provision of US$3,872,000 was made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. All these factors adversely affected the overall performance of the Group for the year.

CONSOLIDATED INCOME STATEMENT DATA (PRELIMINARY)

	3 months ended 31/12/2002 US$'000	3 months ended 31/12/2001 US$'000	**Year ended 31/12/2002 US$'000**	Year ended 31/12/2001 US$'000	Year ended 31/12/2000 US$'000
Turnover	**19,654**	16,253	**70,139**	79,025	53,611
(Loss) Profit from operations	**(3,413)**	2,555	**(9,849)**	10,442	7,606
Interest income	**189**	255	**767**	2,043	3,001
Interest expenses	**(689)**	(554)	**(2,511)**	(2,614)	(1,559)
Provision for impairment in value of fixed assets	**-**	(6,541)	**-**	(6,541)	(23,124)
Net (loss) profit for the period/year	**(3,914)**	(4,291)	**(11,577)**	3,325	(14,068)
(Loss) Earnings per share - basic (US$)	**(0.0398)**	(0.0436)	**(0.1176)**	0.0338	(0.1429)

CONSOLIDATED BALANCE SHEET DATA (PRELIMINARY)

	31/12/2002 US$'000	31/12/2001 US$'000
Fixed assets	**167,822**	131,436
Other investments	**4,219**	5,850
Other non-current assets	**537**	465
Current assets	**21,629**	38,834
Total assets	**194,207**	176,585
Capital and reserves	**86,974**	98,551
Minority interests	**(90)**	(74)
Non-current liabilities	**87,419**	53,344
Current liabilities	**19,904**	24,764
Total equity and liabilities	**194,207**	176,585

SEGMENTAL INFORMATION (PRELIMINARY)

	3 months ended 31/12/2002 US$'000	3 months ended 31/12/2001 US$'000	**Year ended 31/12/2002 US$'000**	Year ended 31/12/2001 US$'000	Year ended 31/12/2000 US$'000
Segment turnover					
Chartering freight and hire	**19,582**	16,085	**69,698**	78,622	53,038
Investments in China	**72**	168	**441**	403	573
	19,654	16,253	**70,139**	79,025	53,611
Segment profit (loss) from operations					
Chartering freight and hire	**(1,883)**	(1,656)	**373**	1,973	2,373
Investments in China	**746**	183	**756**	(291)	(609)
Trading	**-**	1,121	**-**	1,641	(823)
Other operations	**(2,276)**	2,907	**(10,978)**	7,119	6,665
	(3,413)	2,555	**(9,849)**	10,442	7,606

	31/12/2002 US$'000	31/12/2001 US$'000
Segment assets		
Chartering freight and hire	**168,343**	131,154
Investments in China	**4,378**	6,110
Trading	**44**	24
Other operations	**7,406**	12,531
	180,171	149,819
Segment liabilities		
Chartering freight and hire	**102,212**	70,859
Investments in China	**294**	265
Trading	**142**	47
Other operations	**2,206**	2,047
	104,854	73,218

The principal accounting policies and methods of computation used in the preparation of the above unaudited consolidated results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants."

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 27 February 2003


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED

截至二零零二年十二月三十一日止季度業績及
截至二零零二年十二月三十一日止年度初步業績

下文乃轉載自金輝集團有限公司所擁有約50.9%權益之附屬公司Jinhui Shipping and Transportation Limited（「Jinhui Shipping」或下文內稱「本公司」）按照奧斯陸交易所之規定而於2003年2月27日在奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2002年12月31日止之三個月，本公司及其附屬公司（「本集團」）之營業額為19,654,000美元，較去年同期上升21%。截至2002年12月31日止之三個月，本集團之整體虧損淨額為3,914,000美元，比對去年同期之虧損淨額為4,291,000美元。

本季度之虧損，部份是由於本集團協議以總代價10,965,000美元出售兩艘於1985年建成之機動船舶「Jin Yi」及「Jin Sheng」所帶來之虧損。機動船舶「Jin Yi」及「Jin Sheng」已按照原定計劃，分別於2002年11月中及2003年1月中交付予買方。

運費自2002年9月起之增長對本集團之航運業務有正面影響。但年內燃料費及保養費等營運成本之上升均大大影響航運業。本集團之航運業務於年內錄得適度溢利373,000美元，比對去年同期之經營溢利則為1,973,000美元。

2002年之整體業績錄得虧損淨額為11,577,000美元，比對去年之溢利淨額為3,325,000美元。本集團就香港高等法院於2002年5月8日頒令中國有色金屬（香港）集團有限公司（「有色金屬集團」）清盤一事，已對有色金屬集團所欠之應收索償3,872,000美元作出撥備。年內，本集團亦受到日圓在預期外大幅度回升及美元疲弱所影響，錄得已變現及未變現匯兑虧損。所有上述因素皆對本集團年內之整體表現有著不利的影響。

綜合收益表數據（初步）

	截至二零零二年十二月三十一日止三個月 千美元	截至二零零一年十二月三十一日止三個月 千美元	截至二零零二年十二月三十一日止年度 千美元	截至二零零一年十二月三十一日止年度 千美元	截至二零零零年十二月三十一日止年度 千美元
營業額	**19,654**	16,253	**70,139**	79,025	53,611
經營（虧損）溢利	**(3,413)**	2,555	**(9,849)**	10,442	7,606
利息收入	**189**	255	**767**	2,043	3,001
利息開支	**(689)**	(554)	**(2,511)**	(2,614)	(1,559)
固定資產減值撥備	**–**	(6,541)	**–**	(6,541)	(23,124)
期／年內（虧損）溢利淨額	**(3,914)**	(4,291)	**(11,577)**	3,325	(14,068)
每股基本（虧損）盈利（美元）	**(0.0398)**	(0.0436)	**(0.1176)**	0.0338	(0.1429)

綜合資產負債表數據（初步）

	二零零二年十二月三十一日 千美元	二零零一年十二月三十一日 千美元
固定資產	**167,822**	131,436
其他投資	**4,219**	5,850
其他非流動資產	**537**	465
流動資產	**21,629**	38,834
資產總值	**194,207**	176,585
資本及儲備	**86,974**	98,551
少數股東權益	**(90)**	(74)
非流動負債	**87,419**	53,344
流動負債	**19,904**	24,764
股本及負債總值	**194,207**	176,585

分部資料（初步）

	截至二零零二年十二月三十一日止三個月 千美元	截至二零零一年十二月三十一日止三個月 千美元	截至二零零二年十二月三十一日止年度 千美元	截至二零零一年十二月三十一日止年度 千美元	截至二零零零年十二月三十一日止年度 千美元
分部營業額					
運費及船租	**19,582**	16,085	**69,698**	78,622	53,038
在中國之投資	**72**	168	**441**	403	573
	19,654	16,253	**70,139**	79,025	53,611
分部經營溢利（虧損）					
運費及船租	**(1,883)**	(1,656)	**373**	1,973	2,373
在中國之投資	**746**	183	**756**	(291)	(609)
貿易	**–**	1,121	**–**	1,641	(823)
其他業務	**(2,276)**	2,907	**(10,978)**	7,119	6,665
	(3,413)	2,555	**(9,849)**	10,442	7,606

	二零零二年十二月三十一日 千美元	二零零一年十二月三十一日 千美元
分部資產		
運費及船租	**168,343**	131,154
在中國之投資	**4,378**	6,110
貿易	**44**	24
其他業務	**7,406**	12,531
	180,171	149,819
分部負債		
運費及船租	**102,212**	70,859
在中國之投資	**294**	265
貿易	**142**	47
其他業務	**2,206**	2,047
	104,854	73,218

上文所載Jinhui Shipping及其附屬公司之未經審核綜合業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零三年二月二十七日

CHINA DAILY HONG KONG EDITION
FRIDAY, NOVEMBER 29, 2002


JINHUI

JINHUI HOLDINGS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2002 OF JINHUI SHIPPING AND TRANSPORTATION LIMITED

The following is a reproduction of an announcement released in Oslo by Jinhui Shipping and Transportation Limited ("Jinhui Shipping" or defined as the "Company" below), a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges. This announcement is issued by Jinhui Holdings Company Limited pursuant to paragraph 2 of the Listing Agreement for information purpose only.

"**UNAUDITED RESULTS**

Turnover of the Company and its subsidiaries (the "Group") for the three months ended 30 September 2002 amounted to US$15,957,000, representing a decrease of 16% as compared with last corresponding period. The Group's overall net loss for the three months ended 30 September 2002 amounted to US$1,015,000 whereas a net loss of US$2,282,000 was reported in last corresponding period.

The freight rates remained low during early of the quarter but then picked up rapidly during September 2002 due to strong demands in Atlantic and Pacific. The increase in freight rates have a positive impact on the Group's shipping activities but the operating costs such as fuel costs and maintenance expenses remained at a high level. The Group's shipping operation managed to operate at a profit of US$293,000 for the quarter; whereas an operating profit of US$450,000 was reported for the last corresponding period.

As scheduled, the Group took delivery of a dry bulk vessel, "Jin Ping", on 30 September 2002 which was mainly financed by bank loan. The gearing ratio, calculated on the basis of the total borrowings over shareholders' fund, increased from 99% as at 30 June 2002 to 113% at the end of the quarter.

The dry bulk market is in general on an upward trend and in more favourable conditions, the Board is optimistic for the rest of 2002. While focusing on the core shipping businesses, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/9/2002 *US$'000*	3 months ended 30/9/2001 *US$'000*	**9 months ended 30/9/2002** *US$'000*	9 months ended 30/9/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Turnover	**15,957**	18,887	**50,485**	62,772	79,025
(Loss) Profit from operations	**(580)**	(1,949)	**(6,436)**	7,887	10,442
Interest income	**204**	377	**578**	1,788	2,043
Interest expenses	**(645)**	(714)	**(1,822)**	(2,060)	(2,614)
Provision for impairment in value of fixed assets	**–**	–	**–**	–	(6,541)
Net (loss) profit for the period/year	**(1,015)**	(2,282)	**(7,663)**	7,616	3,325
(Loss) Earnings per share – basic *(US$)*	**(0.0103)**	(0.0232)	**(0.0779)**	0.0774	0.0338

CONSOLIDATED BALANCE SHEET DATA

	30/9/2002 *US$'000*	30/9/2001 *US$'000*	31/12/2001 *US$'000*
Fixed assets	**176,700**	137,553	131,436
Other investments	**5,527**	5,957	5,850
Other non-current assets	**1,618**	2,856	465
Current assets	**21,747**	43,416	38,834
Total assets	**205,592**	189,782	176,585
Capital and reserves	**90,888**	102,842	98,551
Minority interests	**(91)**	(80)	(74)
Non-current liabilities	**88,526**	57,561	53,344
Current liabilities	**26,269**	29,459	24,764
Total equity and liabilities	**205,592**	189,782	176,585

SEGMENTAL INFORMATION

	3 months ended 30/9/2002 *US$'000*	3 months ended 30/9/2001 *US$'000*	**9 months ended 30/9/2002** *US$'000*	9 months ended 30/9/2001 *US$'000*	Year ended 31/12/2001 *US$'000*
Segment turnover					
Chartering freight and hire	**15,843**	18,759	**50,116**	62,537	78,622
Investments in China	**114**	128	**369**	235	403
	15,957	18,887	**50,485**	62,772	79,025
Segment profit (loss) from operations					
Chartering freight and hire	**293**	450	**2,256**	3,629	1,973
Investments in China	**(143)**	(99)	**10**	(474)	(291)
Trading	**–**	–	**–**	520	1,641
Other operations	**(730)**	(2,300)	**(8,702)**	4,212	7,119
	(580)	(1,949)	**(6,436)**	7,887	10,442

	30/9/2002 *US$'000*	30/9/2001 *US$'000*	31/12/2001 *US$'000*
Segment assets			
Chartering freight and hire	**180,350**	140,687	131,154
Investments in China	**5,668**	7,013	6,110
Trading	**30**	32	24
Other operations	**7,774**	11,319	12,531
	193,822	159,051	149,819
Segment liabilities			
Chartering freight and hire	**107,016**	78,740	70,859
Investments in China	**445**	609	265
Trading	**48**	47	47
Other operations	**3,812**	1,967	2,047
	111,321	81,363	73,218

"

The principal accounting policies and methods of computation used in the preparation of the above unaudited consolidated results of Jinhui Shipping and its subsidiaries are in accordance with the Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants.

By Order of the Board
Ng Siu Fai
Chairman and Managing Director

Hong Kong, 28 November 2002

香港經濟日報　2002年11月29日　星期五


JINHUI

金輝集團有限公司

(於香港註冊成立之有限公司)

JINHUI SHIPPING AND TRANSPORTATION LIMITED

截至二零零二年九月三十日止季度及九個月之業績

下文乃轉載自金輝集團有限公司之附屬公司Jinhui Shipping and Transportation Limited（「Jinhui Shipping」或下文內稱「本公司」）按照奧斯陸交易所之規定而於奧斯陸發表之公佈。金輝集團有限公司根據上市協議第2段所規定予以披露，僅供參考之用。

「未經審核之業績

截至2002年9月30日止之三個月，本公司及其附屬公司（「本集團」）之營業額為15,957,000美元，較去年同期下降16%。截至2002年9月30日止之三個月，本集團之整體虧損淨額為1,015,000美元，比對去年同期之虧損淨額為2,282,000美元。

於本季初，運費仍然偏低，但於2002年9月期間，運費迅速好轉，主要由於在大西洋及太平洋有殷切之需求。運費的增長對本集團之航運業務有正面影響，但燃料費及保養費等營運成本仍然偏高。本集團之航運業務於本季內錄得293,000美元之溢利，比對去年同期之溢利為450,000美元。

本集團按照原定計劃，已於2002年9月30日交付一艘散裝乾貨船「Jin Ping」，其所需之資金，主要以銀行貸款支付。以總借貸除以股東權益計算之資本負債比率由2002年6月30日之99%增加至本季末之113%。

乾貨航運市場普遍來說有向上趨勢及有較多有利條件，本集團董事對2002年餘下時間之市況深感樂觀。本集團在集中發展核心航運業務之同時，亦會繼續提升效率，削減營運成本，並時刻留意市況變動，制定合宜之業務及投資策略。

綜合收益表數據

	截至二零零二年九月三十日止三個月 千美元	截至二零零一年九月三十日止三個月 千美元	截至二零零二年九月三十日止九個月 千美元	截至二零零一年九月三十日止九個月 千美元	截至二零零一年十二月三十一日止年度 千美元
營業額	15,957	18,887	50,485	62,772	79,025
經營（虧損）溢利	(580)	(1,949)	(6,436)	7,887	10,442
利息收入	204	377	578	1,788	2,043
利息開支	(645)	(714)	(1,822)	(2,060)	(2,614)
固定資產減值撥備	–	–	–	–	(6,541)
期／年內（虧損）溢利淨額	(1,015)	(2,282)	(7,663)	7,616	3,325
每股基本（虧損）盈利（美元）	(0.0103)	(0.0232)	(0.0779)	0.0774	0.0338

綜合資產負債表數據

	二零零二年九月三十日 千美元	二零零一年九月三十日 千美元	二零零一年十二月三十一日 千美元
固定資產	176,700	137,553	131,436
其他投資	5,527	5,957	5,850
其他非流動資產	1,618	2,856	465
流動資產	21,747	43,416	38,834
資產總值	205,592	189,782	176,585
資本及儲備	90,888	102,842	98,551
少數股東權益	(91)	(80)	(74)
非流動負債	88,526	57,561	53,344
流動負債	26,269	29,459	24,764
股本及負債總值	205,592	189,782	176,585

分部資料

	截至二零零二年九月三十日止三個月 千美元	截至二零零一年九月三十日止三個月 千美元	截至二零零二年九月三十日止九個月 千美元	截至二零零一年九月三十日止九個月 千美元	截至二零零一年十二月三十一日止年度 千美元
分部營業額					
運費及船租	15,843	18,759	50,116	62,537	78,622
在中國之投資	114	128	369	235	403
	15,957	18,887	50,485	62,772	79,025
分部經營溢利（虧損）					
運費及船租	293	450	2,256	3,629	1,973
在中國之投資	(143)	(99)	10	(474)	(291)
貿易	–	–	–	520	1,641
其他業務	(730)	(2,300)	(8,702)	4,212	7,119
	(580)	(1,949)	(6,436)	7,887	10,442

	二零零二年九月三十日 千美元	二零零一年九月三十日 千美元	二零零一年十二月三十一日 千美元
分部資產			
運費及船租	180,350	140,687	131,154
在中國之投資	5,668	7,013	6,110
貿易	30	32	24
其他業務	7,774	11,319	12,531
	193,822	159,051	149,819
分部負債			
運費及船租	107,016	78,740	70,859
在中國之投資	445	609	265
貿易	48	47	47
其他業務	3,812	1,967	2,047
	111,321	81,363	73,218

上文所載Jinhui Shipping及其附屬公司之未經審核綜合業績，其採用之主要會計政策及計算方法，乃根據香港會計師公會頒佈之會計實務準則而編製。」

承董事會命
主席兼董事總經理
吳少輝

香港，二零零二年十一月二十八日